SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

Yahoo! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

October 2, 2001 and November 26, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐            Rule 13d-1(b)

                ☐            Rule 13d-1(c)

                ☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the pur-
pose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Filo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 46,723,426 (1)

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 46,723,426 (1)

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,723,426 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 8.2% (2)

12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 3 of 6 Pages

(1) Includes 200,000 shares held by the David Filo 2001 Grantor Retained Annuity Trust and 37,500 shares issuable upon the exercise of stock options held by Mr. Filo that are exercisable within 60 days of December 31, 2001.

(2) Based upon 569,612,000 shares of Yahoo! Inc., common stock outstanding at October 31, 2001, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2001, as filed with the SEC on November 9, 2001.

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Yahoo! Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 701 First Avenue, Sunnyvale, CA 94089
Item 2(a).	Name of Person Filing: David Filo
Item 2(b).	Address of Principal Business Office or, if none, Residence: Same as Item 1(b)
Item 2(c).	Citizenship: See Row 4 of cover page
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 984332-10-6
Item 3.	If this statement is filed pursuant to Rule 13d–1(b), 13d–2(b) or 13d–2(c), check whether the person filing is a: Not Applicable.
Item 4.	Ownership.
(a) Amount Beneficially Owned: See Row 9 of cover page
(b) Percent of Class: See Row 11 of cover page
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote See Row 5 of cover page
(ii) shared power to vote or to direct the vote See Row 6 of cover page
(iii) sole power to dispose or to direct the disposition of See Row 7 of cover page
(iv) shared power to dispose or to direct the disposition of See Row 8 of cover page
Item 5	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 5 of 6 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification. Not Applicable.

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement set forth in this statement is true, complete and correct.

Date:  February 14, 2002

/s/ DAVID FILO
David Filo